[redacted]

02028592

Tractebel Energia

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48) 221 7000 Fax: (48) 221 7001

Florianópolis, April 12th, 2002. CE DF-0030/2002

United States Securities and Exchange Commission
Washington, DC
20549 - USA

Re.: ADRs - File 82-4760
~~Centrais Geradoras Do Sul Do Brasil S A Gerasul~~

Dear Sirs,

Please find enclosed the translation of the Public Notice for the Extra and Ordinary Shareholders Meetings of Tractebel Energia S.A., in accordance with the Brazilian Corporate Law.

Sincerely,

p/ Marc Verstraete
Diretor Financeiro e de Relações com Investidores

SUEZ

dlw 5/21